UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Senior Notes offering in the Colombian market

Bogota, November 25, 2016. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval” or the “Company”) informs that on November 24, 2016, the Company issued Senior Notes in the Colombian market for an amount of COP$300,000,000,000 (Approx. US$94.1 Million).

The offering, which was successfully placed, received demands from investors in a total amount of COP$647,520,000,000 (Approx. US$203.1 Million).

The Notes were placed as follows:

A Series	Amount (in Colombian Pesos)	Spread (over CPI*)
A10 Subseries: Tenor: 10 years/Rate: Spread over CPI	$93,000,000,000	3.86%
A20 Subseries: Tenor: 20 years/Rate: Spread over CPI	$207,000,000,000	4.15%
	$300,000,000,000
*Colombia’s Consumer Price Index /CPI and Spread are calculated as Effective Annual Rates (EAR)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel